Exhibit 99.9

CIOReview’s Top 20: NICE Actimize Named One of 2017’s Most
Promising Enterprise Risk Management Solution Providers

Leading advances in risk management, NICE Actimize continues to invest in Robotic
Process Automation to boost effectiveness of compliance-related tasks

NEW YORK – September 25, 2017 – NICE Actimize, a NICE (Nasdaq:NICE) business and the largest and broadest provider of financial crime, risk and compliance software for the financial services industry, has been named one of CIOReview Magazine’s 2017 “20 Most Promising Enterprise Risk Management Solution Providers.”

Leading the industry in financial crime and compliance solutions, NICE Actimize is investing heavily in innovative approaches, further integrating analytics and machine learning competencies into its targeted financial crime and case management solutions to ensure greater efficiency and cost savings for clients, said CIO Review.

The editorial profile further states, “Clients are very receptive to the notion that they can take greater advantage of their case management platforms, without implementing an entirely new tool, to consolidate internal and external data from multiple information sources into a single system, reducing the need for analysts to access multiple different applications during their investigations. Even incremental enhancements to the data-gathering process can add up to huge collective savings of time, freeing up investigators to focus on real risks.”

Harvi Sachar, Publisher and Founder, CIO Review
“Cognitive technology, artificial intelligence and data analytics are helping organizations detect, predict, manage and prevent risks. In addition, behaviorial science in the workplace is also progressing. Companies are harnessing risks insights derived from it to detect risky behavior and cognitive biases, while also strengthening protocols. We are pleased once again to name NICE Actimize as a leader in Enterprise Risk Management and financial crime solutions innovation, a firm that is well focused on bringing technological advancements to the enterprise risk management category.”

Joe Friscia, President, NICE Actimize
“Financial services organizations continue to rank risk management high on their priority list. Robotic Process Automation, machine learning and artificial intelligence are the keys to better resource utilization and work to boost effectiveness of compliance-related tasks and actions. We are already showing clients that intelligent automation lies within reach today, how it supports investigations systems that may already be in place and can save organizations time and money while enabling better outcomes. NICE Actimize is honored to be recognized by CIO Review’s editorial board for innovation in robotic process automation and enterprise risk management.”

RPA is one of the fastest growing operational concentrations for the enterprise today, with industry estimates predicting the market for RPA growing to $98.4 billion by 2020, according to Transparency Market Research.

To learn more about NICE Actimize Robotic Process Automation and case management solutions, click here.

About CIO Review
CIO Review constantly endeavors to identify “The Best” in a variety of areas important to tech business. Through nominations and consultations with industry leaders, our editors choose the best in different domains. The publication’s Enterprise Risk Management Special Edition is an annual listing of 20 Most Promising Enterprise Risk Management Solution Providers in the U.S.

About NICE Actimize
NICE Actimize is the largest and broadest provider of financial crime, risk and compliance solutions for regional and global financial institutions, as well as government regulators. Consistently ranked as number one in the space, NICE Actimize experts apply innovative technology to protect institutions and safeguard consumers and investors assets by identifying financial crime, preventing fraud and providing regulatory compliance. The company provides real-time, cross-channel fraud prevention, anti-money laundering detection, and trading surveillance solutions that address such concerns as payment fraud, cybercrime, sanctions monitoring, market abuse, customer due diligence and insider trading. Find us at www.niceactimize.com, @NICE_Actimize or Nasdaq:NICE.

About NICE
NICE (Nasdaq:NICE) is the worldwide leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Press Contact:
Cindy Morgan-Olson
+1-551-256-5000
NICE Actimize
cindy.morgan-olson@niceactimize.com

Investors:
Marty Cohen
+1-551-256-5354
ir@nice.com

Yisca Erez
+972-9-775-3798
NICE Ltd.
ir@nice.com

Trademark Note: Actimize, the Actimize logo, NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. and/or its subsidiaries. All other marks are trademarks of their respective owners. For a full list of NICE's marks, please see: http://www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Friscia and Mr. Sachar, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.